UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. Publicly-Held Company with Authorized Capital CNPJ/ME nº. 90.400.888/0001-42 NIRE 35.300.332.067	GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A. S.A. Publicly-Held Company with Authorized Capital CNPJ/ME nº. 10.440.482/0001-54 NIRE 35.300.567.064

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”) and GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A. (“Getnet”), within the scope of the spin-off from Santander Brasil, with the objective of segregating all the shares issued by Getnet, approved at the extraordinary shareholders’ meetings of each of the companies held on March 31, 2021 (“Spin-off”), and in line with the Material Facts disclosed on November 16, 2020, February 2 and 25, 2021, July 14, 2021, August 10, 2021 and October 5, 2021, inform the market that, on October 18, 2021, the date on which, as previously informed, the common and preferred shares issued by Getnet (“Getnet Shares”) and the respective certificates of deposit of shares (“Getnet Units”) will begin to trade on the traditional segment of the B3 S.A. – Brasil, Bolsa, Balcão (“B3”), as well as the common and preferred shares issued by Santander Brasil (“Santander Brasil Shares”) and the respective certificates of deposit of shares (“Santander Brasil Units”) will begin to trade ex-right to receive Getnet Shares and Getnet Units:

(i)        the Santander Brasil Shares and Santander Brasil Units will have their trade price adjusted on B3. Considering that the spun-off portion in the Spin-off corresponds to 3.1422% of Santander Brasil's net equity, the pricing in the opening auction of its common shares (SANB3), preferred shares (SANB4) and Units (SANB11) will correspond to 96.8578% of the respective closing pricing on October 15, 2021;

(ii)       as for Getnet, considering the abovementioned percentage and that, as previously informed, for each one (1) common share, preferred share or Unit issued by Santander Brasil, 0.25 common share, preferred share or Unit issued by Getnet, respectively, shall be delivered, the pricing at the opening auction of each of its common shares (GETT3), preferred shares (GETT4) and Units (GETT11) will correspond to 12.5688% of the closing pricing on October 15, 2021, of the Santander Brasil common shares (SANB3), preferred shares (SANB4) and Units (SANB11), respectively; and

(iii)       Getnet’s opening auction on October 18, 2021 will be longer than usual, starting at 9:45 a.m. and ending at 10:30 a.m., subject to applicable extensions as per B3 rules.

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For further clarification, please contact the Investor Relations Office of Santander Brasil and/or of Getnet.

São Paulo, October 15, 2021.

Angel Santodomingo Martell Investors Relations Officer Banco Santander (Brasil) S.A.	Luciano Decourt Ferrari Investors Relations Officer Getnet Adquirência e Serviços para Meios de Pagamentos S.A.

We remind the shareholders of Santander Brasil of the importance of keeping their registration data up to date with the bookkeeper of Santander Brasil Shares. To update your registration data, call center is available at 0800-2868484.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 15, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer